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03001439

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51232 |

SEC MAIL RECEIVED FEB 24 2003 207 SECTION PROCESSI...

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McAdams Wright Ragen, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Avenue, Suite 5000
(No. and Street)

| Seattle | WA | 98101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Director (206) 664-8807
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 999 Third Avenue, Suite 3500 | Seattle | WA | 98104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David J. Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McAdams Wright Ragen, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 24 2003
WASH. D.C. 207 SECTION

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

McAdams Wright Ragen, Inc. (A wholly owned subsidiary of Manzanita Capital, Inc.)
For the Year Ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Financial Statements
and Supplemental Information

Year Ended December 31, 2002

## Contents

**Ernst & Young**

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

# Report of Independent Auditors

Board of Directors
McAdams Wright Ragen, Inc.

We have audited the accompanying statement of financial condition of McAdams Wright Ragen, Inc. (a wholly owned subsidiary of Manzanita Capital, Inc.) as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McAdams Wright Ragen, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

January 30, 2003

Ernst + Young LLP

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

## Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $2,397,542 |
| Deposits with clearing broker-dealer | 250,000 |
| Receivable from clearing broker-dealer | 1,030,723 |
| Marketable securities owned, at market value | 697,790 |
| Accrued interest receivable | 14,818 |
| Prepaid and other assets | 120,270 |
| Notes receivable from employees | 220,861 |
| Property and equipment, net of accumulated depreciation | 533,382 |
| Equity investment | 34,148 |
| Deferred tax asset | 21,904 |
| Total assets | $5,321,438 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Securities sold, not yet purchased, at market value | $ 2,061 |
| Accounts payable and accrued liabilities | 164,022 |
| Payroll and related obligations | 237,102 |
| Payable to Parent | 6,378 |
| Deferred tax liabilities | 29,589 |
| Total liabilities | 439,152 |
| | |
| Stockholder's equity: | |
| Common stock, no par value: | |
| Authorized shares – 50,000 | |
| Issued and outstanding shares – 1,000 | 761,500 |
| Additional paid-in capital | 3,000,000 |
| Retained earnings | 1,120,786 |
| Total stockholder's equity | 4,882,286 |
| Total liabilities and stockholder's equity | $5,321,438 |

*See accompanying notes to financial statements.*

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Income

Year Ended December 31, 2002

| | |
|---|---|
| **Revenues** | |
| Commissions | $4,793,035 |
| Net gains from principal trading | 742,390 |
| Investment advisory fees | 741,935 |
| Credit balance rebate – clearing broker-dealer | 437,648 |
| Interest and other income | 143,411 |
| Total revenues | 6,858,419 |
| **Expenses** | |
| Commissions | 2,337,537 |
| Other employee compensation and benefits | 1,956,592 |
| Clearing charges | 625,513 |
| Regulatory fees and expenses | 36,303 |
| Administrative expenses | 1,537,965 |
| Total expenses | 6,493,910 |
| Income before income tax provision and equity in undistributed loss of investee | 364,509 |
| Income tax provision | (92,221) |
| Income before equity in undistributed loss of investee | 272,288 |
| Equity in undistributed loss of investee (net of income tax benefit of $7,730) | (15,004) |
| Net income | $ 257,284 |

*See accompanying notes to financial statements.*

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

## Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2002 | $761,500 | $3,000,000 | $ 863,502 | $4,625,002 |
| Net income | – | – | 257,284 | 257,284 |
| Balance at December 31, 2002 | $761,500 | $3,000,000 | $1,120,786 | $4,882,286 |

*See accompanying notes to financial statements.*

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Cash Flows

Year Ended December 31, 2002

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 257,284 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 179,524 |
| Deferred tax expense | 9,730 |
| Equity in undistributed earnings of investee | 22,735 |
| (Increase) decrease in operating assets: | |
| Receivable from clearing broker-dealer | (955,252) |
| Receivable from equity investee | 5,898 |
| Accrued interest receivable | (454) |
| Marketable securities owned, at market value | 781,316 |
| Notes receivable from employees | (75,528) |
| Prepaid and other assets | 3,950 |
| Increase (decrease) in operating liabilities: | |
| Payable to clearing broker-dealer | (67,836) |
| Securities sold, not yet purchased, at market value | (13,764) |
| Accounts payable and accrued liabilities | 94,788 |
| Payroll and related obligations | 88,522 |
| Payable to Parent | (52,994) |
| Net cash provided by operating activities | 277,919 |
| **Cash flows from investing activities** | |
| Purchase of property and equipment | (101,687) |
| Cash distributed by Equity Investee | 101,610 |
| Net cash used in investing activities | (77) |
| Net increase in cash and cash equivalents | 277,842 |
| Cash and cash equivalents at beginning of year | 2,119,700 |
| Cash and cash equivalents at end of year | $2,397,542 |

*See accompanying notes to financial statements.*

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Notes to Financial Statements

December 31, 2002

**1. Organization and Nature of Business**

McAdams Wright Ragen, Inc. (the Company) is a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent). The Company is a fully disclosed broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

**2. Significant Accounting Policies**

**Basis of Presentation**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of balances on hand and on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits, and short-term investments with remaining maturities when purchased of three months or less. Carrying value of cash equivalents approximates fair value.

**Marketable Securities Owned and Securities Sold, Not Yet Purchased**

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Marketable securities owned and securities sold, not yet purchased, are valued at the closing market price with related changes in unrealized appreciation or depreciation reflected in gains from principal trading. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

**Investment Advisory Fees**

Investment advisory fees are recognized quarterly based upon the terms of the respective investment advisory contract.

## 2. Significant Accounting Policies (continued)

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### Equity Investment

Equity investment represents a 45% interest in the members' equity of a limited liability company and is accounted for using the equity method.

### Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of depreciation, prepaid expenses, unrealized trading gains, and accrued expenses for financial reporting and income tax purposes. The principal difference between the enacted tax rate and the Company's effective tax rate reflects nontaxable municipal bond interest income.

### Advertising Costs

Advertising costs are expensed as incurred and totaled $2,276 for the year ended December 31, 2002.

### 3. Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, are recorded at market value and consist of the following at December 31, 2002:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Municipal obligations | $670,719 | $ – |
| Equities | 27,071 | 2,061 |
| | $697,790 | $2,061 |

Subject to certain limitations, all securities owned are available to be pledged to the clearing broker on terms that permit those parties to sell or repledge the securities to others.

### 4. Property and Equipment

At December 31, 2002, property and equipment is summarized as follows:

| | |
|---|---|
| Building improvements | $ 384,962 |
| Furniture and fixtures | 138,094 |
| Computer and office equipment | 504,929 |
| Total property and equipment | 1,027,985 |
| Accumulated depreciation | (494,603) |
| Property and equipment, net | $ 533,382 |

### 5. Equity Investment

The Company has a 45% interest in the members' equity of a limited liability company, Resonance Capital Management, LLC (Resonance Capital), the general partner of an investment partnership.

**5. Equity Investment (continued)**

Summarized financial information of Resonance Capitalas as of December 31, 2002 and for the year then ended is as follows:

| | |
|---|---|
| Assets | $ 80,884 |
| Liabilities | 5,000 |
| Members' equity | $ 75,884 |
| | |
| Revenues | $ 34,005 |
| Expenses | 84,526 |
| Net loss | $ (50,521) |
| | |
| Cash distribution to all members | $225,800 |

For purposes of the accompanying financial statement presentation, income tax benefit of $7,730 has been allocated based on the Company's proportionate share of Resonance Capital's net profit. This allocation reflects the tax effects of including Resonance Capital's net loss in the Company's results of operations.

**6. Income Taxes**

The current and deferred tax portions of the income tax provision included in the statement of income for the year ended December 31, 2002 are as follows:

| | |
|---|---|
| Current income tax expense | $82,491 |
| Deferred income tax expense | 9,730 |
| Total income tax provision | $92,221 |

## 7. Related-Party Transactions

*Leases*

The Parent has entered into a building lease for its principal office facilities, which expires in 2003. The Parent allocates to the Company rent expense based upon square footage utilized. Rent expense incurred and paid to the Parent amounted to $163,371 for the year ended December 31, 2002.

During 2002, the Company entered into an additional building lease agreement for office facilities, which expires in 2003 in conjunction with the Parent's lease arrangement.

The Company's future minimum lease payments, including its share of future minimum rental payments allocated by its Parent, at December 31, 2002, are as follows:

| | |
|---|---|
| Year Ending December 31, 2003 | $221,010 |

The Company also leases office equipment, which is classified as operating leases. Related rent expense was $24,438 for the year ended December 31, 2002.

*Notes Receivable from Employees*

The Company has entered into employment agreements whereby it issued forgivable notes to newly hired employees, of which $220,861 is outstanding at December 31, 2002. The notes have due dates of three or five years and will be forgiven ratably on each anniversary of continuous employment with the Company ending on the third or fifth anniversary of employment, respectively. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is repayable in full, except under certain predetermined circumstances. The notes are amortized on a straight-line basis over their contractual life and charged to other employee compensation and benefits expense in the statement of income.

*Investment Management Agreements*

The Company manages discretionary investment accounts owned by officers, employees, and close relatives of certain officers and employees. These accounts are managed under the same terms as other accounts held by unrelated third parties.

**8. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2002, the Company had net capital of $3,828,072, as defined, which was $3,578,072 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 11%.

**9. Benefits**

The Company has a 401(k) plan that covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions to the plan for the year ended December 31, 2002 were $6,443.

# Supplemental Information

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2002

| | |
|---|---|
| **Net capital** | |
| Total stockholder's equity from statement of financial condition | $4,882,286 |
| Nonallowable assets | 969,072 |
| Net capital before haircuts | 3,913,214 |
| Haircut on securities | 85,142 |
| Net capital | $3,828,072 |
| **Aggregate indebtedness** | |
| Total liabilities | $ 407,502 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required | $ 250,000 |
| Excess net capital | $3,578,072 |
| Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness) | $3,787,322 |
| Ratio of aggregate indebtedness to net capital | 11% |

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2002, computed by McAdams Wright Ragen, Inc. in its Form X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc., does not differ materially from the above computation, which is based on information derived from the audited financial statements.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because the Company's transactions are cleared through another broker-dealer on a fully disclosed basis.

# Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

# Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
McAdams Wright Ragen, Inc.

In planning and performing our audit of the financial statements of McAdams Wright Ragen, Inc. (a wholly owned subsidiary of Manzanita Capital, Inc.) (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them

to future periods is subject to the risk that internal controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 30, 2003

Ernst + Young LLP